NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

An annual general meeting (the “Meeting”) of the shareholders of Paramount Resources Ltd. (the “Corporation” or “Paramount”) will be held in the Conference Center at Centrium Place, 332-6th Avenue S.W., Calgary, Alberta, on Wednesday, May 12, 2010, at 10:30 a.m. (Calgary time).  The purpose of the Meeting is to:

1.

receive the audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2009, and the auditor’s report on those statements;

2.

elect the directors of the Corporation;

3.

appoint the auditors of the Corporation; and

4.

transact any other business as may properly come before the Meeting and any adjournment(s) of the Meeting.

By order of the Board of Directors

“E. Mitchell Shier” (signed)

Corporate Secretary

Calgary, Alberta, Canada

March 10, 2010

TABLE OF CONTENTS

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

GENERAL INFORMATION

        Annual Meeting Date

Date of Information

Voting Shares and Principal Holders

Additional Information

Contact Information

VOTING INFORMATION

General Voting Information

Registered Shareholder Voting

Beneficial Shareholder Voting

BUSINESS OF THE MEETING

Financial Statements

Election of Directors

Appointment of Auditors

Other Matters to Be Acted Upon

NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS

Director Selection

Director Areas of Expertise

COMPENSATION DISCUSSION AND ANALYSIS.

Base Salary

SIP Awards

Stock Option Grants

Cash Bonuses

Total Return Performance Graph

EXECUTIVE COMPENSATION

Summary Compensation Table

Narrative Discussion Relating to the Summary Compensation Table

Outstanding Share-based Awards and Option-based Awards

Incentive Plan Awards - Value Earned or Vested During the Year

INCENTIVE PLANS

Equity Compensation Plan Information

Option Plan

SIP

TERMINATION AND CHANGE OF CONTROL BENEFITS

DIRECTOR COMPENSATION

Director Compensation Table

Narrative Discussion Related to Director Compensation

Outstanding Share-based Awards and Option-based Awards

Incentive Plan Awards – Value Vested or Earned During the Year

CORPORATE GOVERNANCE

Statement of Corporate Governance Practices

Schedule “A” Board of Directors’ Mandate

GENERAL INFORMATION

Annual Meeting Date

Paramount Resources Ltd. (the “Corporation” or “Paramount”) will be holding an annual general meeting (the “Meeting”) of its holders (“Shareholders”) of Class A Common Shares (“Common Shares”) on May 12, 2010 at 10:30 a.m. (Calgary time) at the Conference Center at Centrium Place, 332-6th Avenue S.W., Calgary, Alberta.

Date of Information

Information in this circular is given as of March 10, 2010, unless otherwise noted.

Voting Shares and Principal Holders

On March 10, 2010, Paramount had 72,490,024 issued and outstanding Common Shares.  Paramount’s Common Shares trade under the symbol POU on the Toronto Stock Exchange (“TSX”).

As of March 10, 2010, to the knowledge of Paramount’s directors and executive officers, approximately 35,305,971 (48.7%) of the Common Shares were beneficially owned or controlled, directly or indirectly, by Mr. Clayton Riddell, Paramount’s Chairman and Chief Executive Officer (“CEO”) and approximately 9,231,600 (12.7%) of the Common Shares were beneficially owned or controlled, directly or indirectly, by GMT Capital Corp.

Additional Information

Additional information concerning Paramount, including Paramount’s consolidated interim and annual financial statements and management’s discussion and analysis thereon, as well as Paramount’s latest annual information form dated March 10, 2010, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which may be accessed at www.sedar.com. This information may also be accessed on our website at www.paramountres.com.

Paramount will provide, without charge to a securityholder, a copy of Paramount’s annual information form dated March 10, 2010, Paramount’s 2009 annual report containing the consolidated financial statements for fiscal 2009 together with the auditor’s report thereon and management’s discussion and analysis, interim financial statements for subsequent periods, and this information circular upon request to the Corporate Secretary at the address below.

Contact Information

Head Office:

4700 Bankers Hall West

888 - 3rd Street SW

Calgary, Alberta, Canada

T2P 5C5

Attention:

Corporate Secretary

Telephone:

403-290-3600

Facsimile:

403-262-7994

Website:

           www.paramountres.com

VOTING INFORMATION

General Voting Information

Proxy Solicitation

Proxies are being solicited by management of Paramount to be used at the Meeting, or any adjournment(s) of the Meeting.  Solicitations will be primarily by mail but may also be by newspaper publication, in person or by telephone, fax, or communication by directors, officers, employees or agents of Paramount.  All costs of the solicitation will be paid by Paramount.

Voting

If you hold Common Shares at the close of business on March 25, 2010, you are entitled to receive notice of, and to attend and vote, at the Meeting.  You will be entitled to vote your Common Shares at the Meeting except to the extent that:

a.

you have transferred the ownership of any such Common Shares after the record date; and

b.

the transferee of those Common Shares produces properly endorsed share certificates or otherwise establishes that they own the Common Shares and demands not later than ten days before the Meeting that their name be included on the list, in which case the transferee is entitled to vote those Common Shares at the Meeting.

When any Common Shares are held jointly by two or more persons, any one of such persons may vote such common shares or both of them shall vote such common shares as one at the Meeting, whether in person or by proxy.

Each Common Share is entitled to one vote.  A simple majority of votes (50% plus one vote) is required to approve all of the known matters to come before the Meeting.

Quorum

A quorum for the transaction of business is two individuals present in person, each being a Shareholder or proxyholder entitled to vote at the Meeting who together own or represent at least 5% of the votes entitled to be cast at the Meeting.

Proxy Voting

You can indicate on your proxy how you want your proxyholder to vote your Common Shares or you can let your proxyholder decide for you.  If you specify how you want your Common Shares voted, then your proxyholder must vote in accordance with your instructions.  In the absence of specific instructions, your proxyholder can vote your Common Shares as he or she sees fit.  If you appoint Mr. Clayton H. Riddell of Calgary, Alberta, or failing him, Mr. James H.T. Riddell also of Calgary, Alberta and do not specify how you want your Common Shares to be voted, your Common Shares will be voted as follows:

Election of Management nominees as directors	FOR
Appointment of auditors	FOR

Amendments or Other Matters

At the time of printing this circular, management does not know of any amendment, variation or matter to come before the Meeting other than the matters referred to above.  If other matters do properly come before the Meeting, your proxyholder will vote on them using his or her best judgment.

Registered Shareholder Voting

If your Common Shares are held in your name and you have a share certificate, then you are a registered Shareholder.  You may vote in person at the Meeting, by proxy, by telephone, or by internet.  For further instructions, see the enclosed proxy.

Voting in Person

If you plan to attend the Meeting and vote your Common Shares in person, do not complete the enclosed proxy form.  When you arrive at the Meeting, register with Paramount’s transfer agent, Computershare Trust Company of Canada, and your vote at the Meeting will be counted.

Voting by Proxy

You may also vote your Common Shares by proxy.  If you choose to vote by proxy, you may use the enclosed proxy or complete another proper instrument of proxy.  The persons named in the enclosed proxy are directors of Paramount.  You may appoint some other person to be your proxyholder at the Meeting by inserting that person's name in the blank space provided in the enclosed form of proxy or by completing another proper instrument of proxy.  In either case, you must deliver the completed and executed proxy to either:

a.

the registered office of the Corporation at Suite 4700, 888 – 3rd Street S.W., Calgary, Alberta, T2P 5C5, 403-262-7994 (facsimile) Attention: Corporate Secretary; or

b.

the Corporation's transfer agent, Computershare Trust Company of Canada, Ninth Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Attention: Proxy Department

no later than 10:30 a.m. (Calgary time) on May 10, 2010 or, if the Meeting is adjourned, at least 48 hours (excluding weekends and holidays) before the time set for the Meeting to resume.  If you have voted by proxy, you may not vote in person at the Meeting unless you revoke your proxy.

Revoking your Proxy

You may revoke your proxy any time before it is acted upon by:

a.

signing a new proxy bearing a later date and delivering same to Paramount’s registered office or to Paramount’s transfer agent, Computershare Trust Company of Canada, at either of the above addresses at least 48 hours (excluding weekends and holidays) prior to the commencement of the Meeting or any adjournment of the Meeting, or

b.

depositing written notice of revocation at Paramount’s registered office or to Paramount’s  transfer agent, Computershare Trust Company of Canada, at either of the above addresses at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or delivering it to the Chairman of the Meeting at the Meeting, or

c.

attending and voting at the Meeting.

Beneficial Shareholder Voting

If your Common Shares are held in the name of a nominee (deposited with a bank, securities broker or other institution) then you are a beneficial Shareholder.  You may vote in person at the Meeting as proxy for the registered holder of your Common Shares or by voting instruction to the registered holder of your Common Shares via mail, telephone or internet.  For further instructions, see the enclosed voting instruction form.

Voting in Person

If you plan to attend the Meeting and vote your Common Shares in person as proxyholder for the registered holder of your Common Shares, insert your name on the voting instruction form and follow the applicable instructions on the voting instruction form.  When you arrive at the Meeting, register with Paramount’s transfer agent, Computershare Trust Company of Canada, and your vote at the Meeting will be counted.

Voting Instructions

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from beneficial Shareholders in advance of Shareholders' meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions to its clients.  These instructions must be carefully followed by beneficial shareholders in order to ensure that their Common Shares are voted at the Meeting.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Services, Inc. (“Broadridge”).  Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy.  The beneficial shareholder is requested to complete and return the voting instruction form to Broadridge by mail or facsimile, or alternatively, to vote via the internet or by calling a toll-free telephone number to convey his or her voting instructions.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.  A beneficial Shareholder receiving a voting instruction form cannot use that voting instruction form to vote Common Shares directly at the Meeting as the voting instruction form must be returned as directed by Broadridge or the nominee well in advance of the Meeting in order to have the Common Shares voted.

BUSINESS OF THE MEETING

Financial Statements

Paramount’s consolidated financial statements as at and for the year ended December 31, 2009 and the auditors’ report on those statements are in the 2009 annual report mailed to registered Shareholders and will be placed before Shareholders at the Meeting.

Election of Directors

Paramount’s articles provide that the Board of Directors shall consist of a minimum of three and a maximum of 12 directors.  The number of directors to be elected at the Meeting is eleven, each of whom will serve until the next annual meeting of Shareholders or until their respective successors are elected or appointed.  The eleven nominees are:

Clayton Riddell	James Riddell	John Gorman
Dirk Jungé	David Knott	John Roy
Violet Riddell	Susan Riddell Rose	Thomas Claugus
Alistair Thomson	Bernhard Wylie

All director nominees have consented to being named in this circular and to serve as directors if elected.  Management does not contemplate that any of the director nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, your proxyholder has the right to use their discretion in voting for another nominee unless you have specified in the proxy that the proxy is without authority to vote on the election.

The directors named in the enclosed proxy will vote FOR the election of these nominees as directors of Paramount unless you indicate that authority to do so is withheld.

Appointment of Auditors

Unless authority is withheld, the directors named in the enclosed proxy will vote FOR the reappointment of Ernst & Young LLP, Chartered Accountants, 1000 Ernst & Young Tower, 440 Second Avenue S.W., Calgary, Alberta T2P 5E9, as auditors of the Corporation to hold office until the next annual meeting of Shareholders.  Ernst & Young LLP has been Paramount’s auditors since Paramount’s inception in 1978 and has no direct or indirect financial interest in Paramount.

The information regarding Paramount’s audit committee as required by section 5.1 of National Instrument 52-110 is set forth in Paramount’s annual information form dated March 10, 2010 for the fiscal 2009 year under the heading “Audit Committee Information” and in Appendix D to the annual information form.

Other Matters to Be Acted Upon

Management knows of no matters to come before the Meeting other than the matters referred to in the enclosed Notice of Annual Meeting of Shareholders to which this circular is attached.  If any matters which are not known at the time of the circular should properly come before the Meeting, proxies will be voted on such matters in accordance with the best judgment of the person holding such proxy.

NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS

The following table provides information with respect to the director nominees.

Clayton Riddell(1) Calgary, Alberta, Canada Chairman and CEO Paramount Resources Ltd. Non-Independent Director Director Since: 1978

Mr. Riddell has been the Chairman of the Board, CEO, and a director of Paramount since 1978.  Until June 2002 he was also the President.  He is the Executive Chairman of the Board of Paramount Energy Operating Corp., a wholly-owned subsidiary and the administrator of Paramount Energy Trust (a public energy trust).  Prior to February 5, 2010, Mr. Riddell was the Chairman of the Board of Trilogy Energy Ltd., a wholly-owned subsidiary and the administrator of Trilogy Energy Trust (a public energy trust).  Effective February 5, 2010, Mr. Riddell became the Chairman of the Board of Trilogy Energy Corp. (a public oil and gas exploration and development company), the successor to Trilogy Energy Trust.  He is also a director and the CEO of MGM Energy Corp. (a public oil and gas exploration company).  Finally, Mr. Riddell is a director of Alaris Royalty Corp. (a Canadian private equity fund).

Mr. Riddell graduated from the University of Manitoba with a Bachelor of Science (Honours) degree in Geology and is currently a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, the Canadian Society of Petroleum Geologists, and the American Association of Petroleum Geologists.

	Paramount Board / Committee Participation	Fiscal 2009 Meeting Attendance
	Board of Directors	6/6	100%
	Compensation Committee (Chair)	1/1	100%

	Paramount Holdings	Other Public Board Directorships
	Common Shares: 35,305,971(2)	Alaris Royalty Corp.
	Options: 600,000	MGM Energy Corp.
		Paramount Energy Trust
		Trilogy Energy Corp.

James Riddell(1)(3) Calgary, Alberta, Canada President and Chief Operating Officer Paramount Resources Ltd. Non-Independent Director Director Since: 2000

Mr. Riddell has been the President and Chief Operating Officer (“President”) of Paramount since June 2002, and a director since 2000.  From May 1991 until June 2002, he held various positions at Paramount.  Prior to February 5, 2010, Mr. Riddell was the President, CEO, and a director of Trilogy Energy Ltd., a wholly-owned subsidiary and the administrator of Trilogy Energy Trust (a public energy trust).  Effective February 5, 2010, Mr. Riddell became the President, CEO, and a director of Trilogy Energy Corp. (a public oil and gas exploration and development company), the successor to Trilogy Energy Trust.  Mr. Riddell is also a director and the Executive Chairman of MGM Energy Corp. (a public oil and gas exploration company). Finally, Mr. Riddell is a director of Big Rock Brewery Operations Corp., the administrator of Big Rock Brewery Income Trust (a public business trust which produces and markets beer).

Mr. Riddell graduated from Arizona State University with a Bachelor of Science degree in Geology and from the University of Alberta with a Master of Science degree in Geology and is currently a member of the Canadian Society of Petroleum Geologists, and the American Association of Petroleum Geologists.

	Paramount Board / Committee Participation	Fiscal 2009 Meeting Attendance
	Board of Directors	6/6	100%

	Paramount Holdings	Other Public Board Directorships
	Common Shares: 591,886	Big Rock Brewery Income Trust
	Options: 930,000	Canadian Superior Energy Inc.
		MGM Energy Corp.
		Trilogy Energy Corp.

John Gorman Calgary, Alberta, Canada Retired Independent Director(4) Director Since: 2002

Mr. Gorman has been a director of Paramount since 2002. Prior to his retirement in 2000, he was the President and CEO of an energy trading, marketing and financial services company from 1996 to 2000 and a corporate banker with the Bank of Montreal (a Canadian chartered bank) from 1972 to 1996, retiring as Senior Vice President, Natural Resources Group.

Mr. Gorman obtained a Bachelor of Arts degree from the University of Ottawa and a Master of Business Administration degree from the University of Western Ontario.

	Paramount Board / Committee Participation	Fiscal 2009 Meeting Attendance
	Board of Directors	6/6	100%
	Audit Committee (Chair)	4/4	100%
	Corporate Governance Committee	3/3	100%

	Paramount Holdings	Other Public Board Directorships
	Common Shares: 10,001	None
	Options: 26,000

Dirk Jungé, CFA Bryn Athyn, Pennsylvania, U.S.A. Chairman, CEO and President Pitcairn Trust Company Independent Director(4) Director Since: 2000

Mr. Jungé has been a director of Paramount since 2000.  He has been the Chairman of the Board of the Pitcairn Trust Company (a private trust company) since 1991 and its CEO from 1993 to1996 and from 2006 to the present.  He served as President of Pitcairn Trust Company from 2006 to 2008.  Mr. Jungé also holds a number of director and trustee positions with philanthropic organizations.

Mr. Jungé obtained a Bachelor of Science degree in Economics and Finance from Lehigh University, was designated a Chartered Financial Analyst by the Institute of Chartered Financial Analysts in 1978 and is a member of the Financial Planning Association and the Association for Investment Management and Research.

	Paramount Board / Committee Participation	Fiscal 2009 Meeting Attendance
	Board of Directors	6/6	100%
	Corporate Governance Committee	3/3	100%

	Paramount Holdings	Other Public Board Directorships
	Common Shares: 175,952(5)	None
	Options: 21,000

David Knott(1) Syosset, New York, U.S.A. Managing General Partner Knott Partners, L.P. Independent Director(4) Director Since: 1998

Mr. Knott has been a director of Paramount since 1998.  He has been the Managing General Partner of Knott Partners, L.P. (a private investment firm) and the CEO of Dorset Management Corp. (a private investment firm) since 1987.  Mr. Knott is also a trustee of several philanthropic organizations.

Mr. Knott graduated from the University of Pennsylvania with a Bachelor of Arts degree in Political Science and a Master of Business Administration degree in finance from the University of Pennsylvania's Wharton School.

	Paramount Board / Committee Participation	Fiscal 2009 Meeting Attendance
	Board of Directors	6/6	100%
	Corporate Governance Committee (ex officio)	2/3	67%

	Paramount Holdings	Other Public Board Directorships
	Common Shares: 1,446,901 Options: 26,000	Ligand Pharmaceuticals Incorporated

Violet Riddell(1) Calgary, Alberta, Canada Business Executive Non-independent Director Director Since: 1978	Ms. Riddell has been a director of Paramount since 1978.

	Paramount Board / Committee Participation	Fiscal 2009 Meeting Attendance
	Board of Directors	5/6	83%

	Paramount Holdings	Other Public Board Directorships
	Common Shares: 703,401	None
	Options: 26,000

Susan Riddell Rose(1) Calgary, Alberta, Canada President and CEO Paramount Energy Operating Corp. Non- independent Director Director Since: 2000

Ms. Riddell Rose has been a director of Paramount since 2000.  She joined Paramount in 1990 and in June 2002 transitioned from the position of Corporate Operating Officer of Paramount to President of Paramount Energy Operating Corp., the administrator of Paramount Energy Trust (a public energy trust). Since 2002, she has also been a director and since 2005 the CEO of Paramount Energy Operating Corp.  Prior to joining the Corporation, she was a geological engineer with Shell Canada Limited (a public oil and gas exploration and development company).  Ms. Riddell Rose is also a director of Newalta Corporation (a public industrial waste management and environmental services company).

Ms. Riddell Rose graduated from Queen's University with a Bachelor of Science degree in Geological Engineering.  Ms. Riddell Rose is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, the Canadian Society of Petroleum Geologists, and the American Association of Petroleum Geologists, and a past governor of the Canadian Association of Petroleum Producers.

	Paramount Board / Committee Participation	Fiscal 2009 Meeting Attendance
	Board of Directors	5/6	83%

	Paramount Holdings	Other Public Board Directorships
	Common Shares: 444,012	Newalta Inc.
	Options: 26,000	Paramount Energy Trust

John Roy(1) Calgary, Alberta, Canada Independent Businessman Independent Director(4) Director Since: 1981

Mr. Roy has been a director of Paramount since 1981 and is currently the Lead Director.  He is an independent businessman.  Prior to December 1, 2003, he served as the Vice-President and Director, Investment Banking of Jennings Capital Inc. (a private investment banking firm).  From 1970 to 1996, he held various positions at Greenshields Incorporated and its successor, Richardson Greenshields of Canada Ltd. (private investment banking firm).

Mr. Roy graduated from Queen's University with a Bachelor of Science degree in Mechanical Engineering and received a Diploma in Management from McGill University.  He is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

	Paramount Board / Committee Participation	Fiscal 2009 Meeting Attendance
	Board of Directors	5/6	83%
	Audit Committee	4/4	100%
	Compensation Committee	1/1	100%
	Corporate Governance Committee (Chair)	3/3	100%
	Environmental Health & Safety Committee	2/2	100%

	Paramount Holdings	Other Public Board Directorships
	Common Shares: 39,001	None
	Options: 26,000

Alistair Thomson(1) Sidney, British Columbia, Canada Retired Independent Director(4) Director Since: 1992

Mr. Thomson has been a director of Paramount since 1992.  He is a retired businessman.  Prior to his retirement in 2006, Mr. Thomson was the President of Touche Thomson & Yeoman Investment Consultants Ltd. (a private investment firm), which primarily advised clients on investments in the Canadian oil and gas industry, a position he had held since 1975.

Mr. Thomson graduated from the University of St. Andrews, Scotland, with a Master of Arts (Honours) degree in Political Economy and Geography.  He is a past President of both the Alberta Society of Financial Analysts and the Economics Society of Alberta.

	Paramount Board / Committee Participation	Fiscal 2009 Meeting Attendance
	Board of Directors	6/6	100%
	Audit Committee	4/4	100%
	Corporate Governance Committee	3/3	100%

	Paramount Holdings	Other Public Board Directorships
	Common Shares: 8,001	None
	Options: 26,000

Bernhard Wylie(1) Calgary, Alberta, Canada Business Executive Non-independent Director Director Since: 1978

Mr. Wylie has been a director of Paramount since 1978 and was Executive Vice President and Vice President, Land until 1996.  Since his retirement in 1996, he has provided certain consulting services to Paramount.

Mr. Wylie graduated from the University of California, Berkeley, with a Bachelor of Arts degree.  Mr. Wylie is a member of the American Association of Professional Landmen and the Canadian Association of Professional Landmen.

	Paramount Board / Committee Participation	Fiscal 2009 Meeting Attendance
	Board of Directors	5/6	83%
	Environmental Health & Safety Committee (Chair)	2/2	100%

	Paramount Holdings	Other Public Board Directorships
	Common Shares: 26,709	None
	Options: 19,000

Thomas Claugus Atlanta, Georgia, U.S.A. President GMT Capital Independent Nominee Director(4)

Mr. Claugus is the President and majority shareholder of GMT Capital Corp. (a private investment company) which he founded in 1990.  Prior to 1990, he served 17 years in various managerial capacities with Rohm and Haas Company, a publicly traded specialty chemical manufacturer, culminating in his position as Manager for Europe of the Polymers Division of Rohm and Haas.

Mr. Claugus graduated with a Bachelor of Chemical Engineering degree, summa cum laude, from Ohio State University in 1973.  In 1975, he entered Harvard Business School and graduated with a Master of Business Administration degree, with high distinction, in 1977.

	Paramount Board / Committee Participation	Fiscal 2009 Meeting Attendance
	N/A	N/A

	Paramount Holdings	Other Public Board Directorships
	Common Shares: 277,200(6)	None
	Options: nil

Notes:

(1)

From 1992 to 2008, Paramount was the general partner of T.T.Y. Paramount Partnership No. 5 (“TTY”), a limited partnership, which was an unlisted reporting issuer in certain provinces of Canada.  TTY was established in 1980 to conduct oil and gas exploration and development activities but had not carried on active operations since 1984 and had only nominal assets.  A cease trade order against TTY was issued by the Quebec Securities Commission in 1999 for failing to file the June 30, 1998 interim financial statements in Quebec.  The cease trade order was revoked on April 9, 2008.  TTY was dissolved on July 21, 2008.

(2)

23,900,100 Common Shares are held by Warner Investment Holdings Ltd., 8,735,170 are held by Dreamworks Investment Holdings Ltd., and 1,686,600 are held by Treherne Resources Ltd., in all of which Mr. Clayton Riddell is the controlling shareholder.  Mr. Clayton Riddell holds 984,101 Common Shares directly.  The Riddell Family Charitable Foundation holds 1,443,000 Common Shares.  The Common Shares held by the Riddell Family Charitable Foundation have not been included in Mr. Clayton Riddell’s holdings as they are not beneficially owned or controlled by him.

(3)

Mr. James Riddell was a director of Jurassic Oil and Gas Ltd. (“Jurassic”), a private oil and gas company, within one year of such company becoming bankrupt.  Jurassic's bankruptcy was subsequently annulled.

(4)

Independence is based on the definitions contained in National Instrument 52-110, National Instrument 58-101 and National Policy 58-201.  Each year, all independent directors complete an independence questionnaire to assess, or re-assess, their status as independent directors.

(5)

Mr. Jungé is Chairman and CEO of Pitcairn Trust Company that owns, in a fiduciary capacity as trustee or investment advisor for clients, 363,853 Common Shares of Paramount.  60,256 Common Shares are owned by trusts for which Mr. Jungė serves as a co-trustee, and 175,952 are beneficially owned, directly or indirectly, by Mr. Jungé.

(6)

Mr. Claugus is the President of GMT Capital Corp., a private investment company that owns 8,954,400 Common Shares through various partnerships and funds which Mr. Claugus controls.  277,200 Common Shares are beneficially owned, directly or indirectly, by Mr. Claugus.

The information as to Common Shares owned directly or indirectly by each nominee, not being within the knowledge of the Corporation, has been furnished by the nominee.

Director Selection

In September, 2009, Mr. Wallace MacInnes indicated his intention to retire from Paramount’s Board of Directors (the “Board”) effective as of the 2010 annual general meeting.  At that time, the Corporate Governance Committee commenced a process to select candidates to replace not only Mr. MacInnes but also any independent directors who wished to retire over the next four years.  The selection process provided the Corporate Governance Committee with the opportunity to review the skills and competencies of the existing Board, the existing committees of the Board and of the current and departing independent directors.  In addition to having the basic characteristics of integrity, good judgment and industry knowledge, the Corporate Governance Committee determined that in-depth financial and accounting knowledge and specific oil and gas exploration and production expertise would benefit both the current Board and the existing committees of the Board.  Once the Corporate Governance Committee identified the skills and competencies required of the proposed director, the lead director and Chair of the Corporate Governance Committee, Mr. Roy, commenced discussions with the CEO and President with respect to nominating a director in conjunction with the Meeting.  Mr. Thomas Claugus was ultimately chosen as the new director nominee to replace Mr. MacInnes.

Director Areas of Expertise

The following table highlights the skills and experience of the director nominees.

Skill/Experience Description	Number of Director Nominees with Skill/Experience
Senior Executive – Experience as a senior executive	10
Exploration - Experience as a senior executive or manager in the oil and gas exploration area or formal education or training in geology, geophysics or engineering	5
Oil & Gas - Experience as a senior executive or manager in the oil and gas industry	6
Financial - Experience as a senior executive or manager and expertise in banking, financing, financial accounting or financial reporting	5
Governance - Prior experience as a Board member or education in legal or corporate governance matters	6
Environmental - Experience and understanding of environmental health and safety issues as they relate to oil and gas exploration and development companies	3
Directorships - Director of a major organization	6

COMPENSATION DISCUSSION AND ANALYSIS

Paramount’s compensation philosophy is to be competitive with other Canadian oil and gas companies of similar size in order to attract, retain and motivate a highly qualified workforce and provide career opportunities within Paramount.  The compensation program for named executive officers (hereinafter “NEOs”), being the Corporation’s CEO, President, Chief Financial Officer and next two highest paid executive officers, is built around base salaries and reward systems that recognize Paramount’s financial and operational results and individual performance.  Currently, three primary components comprise the compensation program:  base salary, bonuses (generally limited to Stock Incentive Program (“SIP”) awards) and long-term incentives (in the form of periodic stock option grants).  Each of these components is discussed in more detail below.

Base Salary

The objective of a NEO’s base salary is to provide a fixed level of cash compensation for performing day-to-day responsibilities.  The base salary paid to NEOs is also designed to ensure that Paramount attracts and retains high-performing employees capable of achieving Paramount’s strategic business objectives.  These objectives include improving Paramount’s overall asset and investment portfolio and increasing Shareholder returns.  Paramount considers a base salary an important component of a NEO’s compensation.

Paramount relies on the expertise and experience of its Compensation Committee as well as annual comparative compensation data received through participation in the Mercer Human Resource Consulting Ltd. compensation survey (the “Mercer Survey”) in determining annual base salaries for NEOs.  The Mercer Survey provides detailed comparative compensation information across the Canadian oil and gas industry.  The survey shows salary ranges based on criteria such as education, areas of expertise, specific job descriptions, years of service, previous employment background and type and size of company.  NEOs salaries are reviewed and compared to peers at similar-sized, Canadian oil and gas companies that participate in the Mercer Survey.  In particular, Paramount uses the “E&P Integrated” group which is comprised of 181 participants, many of which are small to intermediate sized producers like Paramount.  The data in the Mercer Survey provides a general guide for the CEO, President, and Compensation Committee in setting the NEOs’ base salaries.

In the case of the NEOs other than the CEO and President, Paramount’s Manager of Human Resources provides the President with the relevant Mercer Survey data which the President utilizes, together with other information pertaining to the NEOs, including their individual job performance, to formulate annual base salary recommendations for the Compensation Committee to consider and approve.  With respect to the base salary for the President, Paramount’s Manager of Human Resources provides the CEO with the Mercer Survey information applicable to presidents of similarly-sized oil and gas companies which the CEO utilizes, together with other information pertaining to the President, including his job performance, to determine an annual salary recommendation which is presented to the Compensation Committee for their consideration and approval.  The Compensation Committee recommends to the Board the annual base salary of the CEO using the information from the Mercer Survey applicable to CEOs, and having regard to such other factors as they consider relevant.

SIP Awards

The objective of the SIP is to reward NEOs who have met or exceeded their goals and contributed to the financial and operational success of Paramount and to encourage a long-term investment in Paramount’s Common Shares.  SIP grants are in the form of entitlements to Common Shares (referred to as share units) one-third of which vest immediately, one-third of which vest on the first anniversary of the grant and the final one-third of which vest on the second anniversary of the grant (with the exception of SIP grants to the CEO and President which vest immediately).  As the value of the Common Shares increases, the value of the share units also increases, thereby aligning NEOs’ interests with those of Paramount’s Shareholders.  The SIP awards are the primary annual incentives granted to NEOs.  They also serve a long-term retention purpose for NEOs, other than Messrs. Clayton Riddell and James Riddell, due to their vesting schedule.

SIP awards are made annually at the discretion of the CEO, subject to general corporate and individual performance targets being met.  The monetary value of a NEO’s annual SIP award is based on a specified percentage of the NEO’s base salary (for NEOs other than the CEO and President, the percentage is approximately 30%).  Corporate performance targets are established annually by the CEO and include a combination of annual production, production exit rates, operating costs, finding and development costs and capital spending targets, with an equal emphasis being placed on each of these components.  Individual performance targets are based on factors such as job performance and individual contribution to Paramount’s overall financial and operational success as assessed under an informal performance appraisal process.  The amount of a NEO’s SIP award granted in a given year is dependant on the extent to which corporate and/or individual goals have been met.

Stock Option Grants

The intent of the Option Plan is to recognize those NEOs who are responsible for Paramount’s management and growth and to directly align long-term NEO compensation with the creation of Shareholder value.  Paramount believes that granting options with vesting periods between four and five years not only promotes the retention of valuable employees but also helps incentivize long-term corporate value creation, vision and stewardship.  Option grants pursuant to the Option Plan comprise the primary long-term compensation strategy at Paramount.

NEOs are eligible for grants of options when they commence employment with Paramount and thereafter on an annual basis.  Options vest in equal tranches each successive year for the duration of the option term, usually between four and five years.  The Compensation Committee considers and approves option grants to the NEOs (other than the President and CEO) based on recommendations from the President. The Compensation Committee also determines and approves the option grants to the President, and recommends to the Board, for its consideration and approval, the option grants that it believes should be made to the CEO. The factors that are taken into account in granting options to the NEOs include: experience, responsibilities, performance, size of prior option grants and other compensation received by the NEO and, in the case of the President and CEO, their management expertise and leadership qualities.

Cash Bonuses

From time to time, Paramount may also reward its top-performing NEOs with a cash bonus.  A cash bonus, if paid, is determined by the CEO.  A cash bonus is intended to reward short-term corporate financial and operational performance and individual performance. The cash bonus amount, when it is awarded, is based on exceptional individual and corporate performance in a given period, and is dependant on economic conditions.  Cash bonuses are not granted regularly and are not considered to be a primary component of Paramount’s compensation program.  No cash bonuses have been awarded to any NEOs since 2005; however, Mr. Clayton Riddell received a share bonus of 150,000 Common Shares in 2007 in relation to his negotiation of the sale of the Corporation’s North American Oil Sands shares.

Paramount resources ltd.
Total Return Performance Graph
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Paramount Resources Ltd. Total Return
S&P/TSX Composite Total Return Index
S&P/TSX Oil & Gas Exploration & Production GICS Sub Industry Total Return Index
S&P/TSX Energy Total Return Index
31-Dec-04
31-Dec-05
31-Dec-06
31-Dec-07
31-Dec-08
31-Dec-09

	31-Dec-04	31-Dec-05	31-Dec-06	31-Dec-07	31-Dec-08	31-Dec-09
Paramount Resources Ltd. Total Return	100	232	180	105	52	112
S&P/TSX Composite Total Return Index	100	124	146	160	107	145
S&P/TSX Oil & Gas Exploration & Production GICS Sub Industry Total Return Index	100	174	176	194	134	191
S&P/TSX Energy Total Return Index	100	163	173	188	124	173

Notes:

(1)

For purposes of this graph, it has been assumed that the one trust unit of Trilogy Energy Trust (“Trilogy”) received for each Common Share held by Shareholders in connection with the spinout of Trilogy was sold on the first day of trading of Trilogy units on April 6, 2005, and the proceeds were used to buy Common Shares on that date.

(2)

For purposes of this graph, it has been assumed that the share and warrants of MGM Energy Corp. (“MGM”) received for each 25 Common Shares held by Shareholders in connection with the spinout of MGM were monetized as of January 22, 2007 (being the first trading day after all of the securities were held) for an aggregate amount of $7.40 per 25 Common Shares, and the proceeds were used to buy Common Shares on that date.

Paramount’s total return performance graph, as depicted above, reflects both operational and financial performance within its control as well as volatile commodity prices and economic and market conditions beyond its control.  Paramount’s Common Share price over the time period indicated in the above graph has been positively affected by increasing commodity prices and good economic and market conditions and negatively affected by decreasing commodity prices, poor economic and market conditions and increasing operational costs. Significant new events that have affected Paramount’s Common Share price are the announcement of Alberta’s New Royalty Framework and the turbulent global economic and market conditions experienced since the end of the second quarter of 2008.

Base salaries for NEOs increased from 2005 to 2007; however, they remained relatively unchanged from 2007 to 2008, a period of declining share price.  Base salaries increased only slightly for certain NEOs in 2009 from 2008 levels, a period during which Paramount’s Common Share price also increased.  Base salaries for NEOs were not increased for fiscal 2010 despite a continued increase in the Common Share trading price.

Cash bonuses were awarded to NEOs in fiscal 2005, a period during which Shareholder return peaked.  During this period, Paramount also spunout Trilogy.  Mr. Clayton Riddell received a bonus of 150,000 Common Shares in fiscal 2007 under the SIP in relation to his negotiation of the sale of the Corporation’s North American Oil Sands shares, the proceeds of which were used to fully pay down Paramount’s Bank Credit Facility, its unsecured non-revolving facility and to repay the entire amount under a second loan facility.  Thus, Paramount significantly strengthened its financial position.  No other cash or share bonuses (other than the annual SIP awards) or other extraordinary bonuses have been paid during the period from December 31, 2004 to the present.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides a summary of compensation earned during the 2009 and 2008 fiscal years by the NEOs.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Share-based Awards(1) ($) (d)	Option-based Awards(1) ($) (e)	Total Compensation(2) ($) (i)

Clayton Riddell	2009	415,959	250,800	668,411	1,335,170(4)
CEO	2008	435,000	178,100	1,480,000(3)	2,093,099(4)

James Riddell	2009	436,232	250,800	1,002,617	1,689,649(4)
President	2008	435,000	178,100	2,308,800(3)	2,921,899(4)

Bernard Lee	2009	268,086	37,708	167,103	472,897
Chief Financial Officer	2008	265,000	57,687	328,000	650,687

Mitchell Shier(5)	2009	253,776	nil	167,103	420,879
Corporate Secretary	2008	nil	nil	556,500	556,500

Darrel Purdy	2009	201,304	33,714	116,972	351,990
Corporate Operating Officer	2008	200,000	40,927	196,800	437,727

Notes:

(1)

The grant date fair value for the 2009 share-based awards is calculated by multiplying the total vested and unvested 2009 SIP grant to each NEO by the closing trading price of the Common Shares on the grant date of April 15, 2009.  The grant date fair value for the 2009 option-based awards is calculated using a Black-Scholes model in accordance with CICA Handbook Section 3870.  Paramount uses the intrinsic value method of accounting for option-based awards in its financial statements.

(2)

Columns “f” (Non-equity incentive plan compensation), “g” (Pension value) and “h” (All other compensation), as defined in Form 51-102F6, have been omitted from the Summary Compensation Table above.  Column “f” has been omitted because Paramount did not award any non-equity incentive plan compensation in 2008 or in 2009.  Column “g” has been omitted because Paramount does not have a pension plan as defined in Form 51-102F6.  Finally, column “h” has been omitted because the amounts are less than $50,000 and less than 10% of each NEO’s total salary for 2008 and 2009.  The “Total Compensation” column does not include any amounts from these omitted columns.

(3)

The 2008 Option-based Awards figures for each of Messrs. Clayton Riddell and James Riddell are in respect of Stock Appreciation Rights (“SARs”) granted in November 2008 in connection with the surrender for cancellation at the same time of all their out-of-the money options.  The SARs granted to Messrs. Clayton Riddell and James Riddell were subsequently voluntarily surrendered in their entirety on February 17, 2009 and replaced on such date with a grant of options on equivalent terms which had no incremental fair value.

(4)

Messrs. Clayton Riddell and James Riddell do not receive compensation in their capacity as directors of Paramount.

(5)

Mr. Shier was appointed General Counsel, Corporate Secretary and Manager, Land effective January 17, 2009.  Prior to his appointment, he was an employee of Paramount but was not a NEO.  Mr. Shier’s option grant in 2008 is the grant he received upon commencement of employment with Paramount on November 21, 2008.

Narrative Discussion Relating to the Summary Compensation Table

Salary

The 2009 figures in the Salary column of the Summary Compensation Table represent the salary for NEOs in 2009.  Salary increases of 5%, 5.26% and 5.88% of their base salary were approved for fiscal 2009 for Messrs. James Riddell, Purdy and Lee, respectively.  Mr. Clayton Riddell did not receive a salary increase for fiscal 2009.

In an effort to address turbulent economic and market conditions and to reduce costs, Paramount instituted 12 mandatory days off without pay for all employees and NEOs in 2009.  This represented an overall salary reduction of 4.6% over the year.  The figures in the Salary column for 2009 reflect the reduced salary received by the NEOs during 2009.  No NEOs received salary increases for 2010.

Share-based Awards

The 2009 figures in the Share-based Awards column of the Summary Compensation Table represent the grant date fair value of the annual SIP grants.  With respect to Messrs. Lee and Purdy, one-third of their award vested immediately, one-third will vest on the first anniversary of the grant date and one-third will vest on the second anniversary of the grant date.  The Summary Compensation Table shows the grant date fair value of the total vested and unvested SIP award granted to Messrs. Lee and Purdy in 2009.  With respect to Messrs. Clayton Riddell and James Riddell, their entire 2009 SIP award vested on the grant date and the table above reflects the grant date fair value of their total 2009 SIP grant.  The 2009 SIP grant to all NEOs was based solely on their achievement of individual performance targets as no corporate performance component was awarded.

Option-based Awards

The 2009 figures in the Option-based Awards column of the Summary Compensation Table represent the grant date fair value of options granted to NEO’s in December 2009 (the “December 2009 grant”) as part of the annual grant to NEOs.  The December 2009 grant vests in five equal annual tranches commencing on October 19, 2010 and ending on October 19, 2014.  The December 2009 grant expires on April 30, 2015.

Messrs. Clayton Riddell and James Riddell received two Option-based Awards in 2009, one award in February 2009 (the “February 2009 grant”) and one award in December 2009 as part of the regular annual option grant to NEOs.  For Messrs. Clayton Riddell and James Riddell, the figure in the Option-based Awards column represents the grant date fair value of the December 2009 grant only as the February 2009 grant simply replaced SARs granted to each of them in November 2008 and had no incremental fair value.  See Note 3 to the table above.

The following table summarizes the December 2009 grant to the NEOs.

Name	Total Option Grant
Clayton Riddell	100,000
James Riddell	150,000
Bernard Lee	25,000
Mitchell Shier	25,000
Darrel Purdy	17,500

Outstanding Share-based Awards and Option-based Awards

The following table summarizes the outstanding share-based awards and option-based awards for the NEOs at the end of the most recently completed financial year.

	Option-based Awards				Share-based Awards
Name (a)	# of securities underlying unexercised options (#) (b)	Option exercise price ($) (c)	Option expiration date (d)	Value of unexercised in-the-money options(1) ($) (e)	Number of unvested shares (#) (f)	Market or payout value of unvested share-based awards ($)(1) (g)
Clayton Riddell	100,000 500,000	13.20 7.34	April 30, 2015 April 30, 2013	150,000 3,680,000	nil	nil
James Riddell	150,000 780,000	13.20 7.34	April 30, 2015 April 30, 2013	225,000 5,740,800	nil	nil
Bernard Lee	25,000 100,000	13.20 7.34	April 30, 2015 April 30, 2014	37,500 736,000	5,088	74,794
Mitchell Shier	25,000 150,000	13.20 7.36	April 30, 2015 May 31, 2014	37,500 1,101,000	nil	nil
Darrel Purdy	17,500 60,000	13.20 7.34	April 30, 2015 April 30, 2014	26,250 441,600	4,350	63,945

Note:

     (1)   Based on the closing trading price of Common Shares of $14.70 as of December 31, 2009 and in respect of all vested and unvested options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table shows the Paramount options and SIP grants for NEOs that vested during the most recently completed financial year.

Name (a)	Option-based awards – Value vested during the year ($) (b)	Share-based Awards – Value vested during the year ($) (c)	Non-equity incentive plan compensation – Value earned during the year ($) (d)
Clayton Riddell	721,000(1)	250,800(3)	Nil
James Riddell	1,124,760(1)	250,800(3)	Nil
Bernard Lee	120,169(1)	25,826(4)	Nil
Mitchell Shier	135,900(2)	Nil(5)	Nil
Darrel Purdy	72,100(1)	18,779(4)	Nil

Notes:

(1)

On the vesting date of October 19, 2009, the closing trading price of Common Shares was $14.55.

(2)

On the vesting date of November 21, 2009, the closing trading price of Common Shares was $11.89.

(3)

The entire SIP award of 40,000 share units to both Messrs. Clayton Riddell and James Riddell vested on the grant date of April 15, 2009.  The closing trading price was $6.27 on April 15, 2009.

(4)

The amounts for Messrs. Lee and Purdy are derived from SIP grants in 2009, 2008 and 2007.  The figure includes one-third of the 2009 SIP grant, one-third of the 2008 SIP grant and one-third of the 2007 SIP grant.  The closing trading price was $6.27 on April 15, 2009, the date that the applicable portions of the 2009, 2008 and 2007 SIP grants vested.

(5)

   Mr. Shier did not receive a SIP grant in 2009 because he only commenced employment with Paramount in November 2008 and the 2009 SIP grant was with respect to performance during fiscal 2008.

INCENTIVE PLANS

Equity Compensation Plan Information

The Option Plan is the only compensation plan under which equity securities of Paramount have been authorized for issuance from treasury.  As of December 31, 2009, there was an aggregate of 4,571,500 options outstanding under the Option Plan, the details of which are as follows:

Plan Category	Number of securities to be issued upon exercise of outstanding options as at December 31, 2009 (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issues under equity compensation plans (excluding securities reflected in the first column) as at December 31, 2009 (c)
Equity compensation plans approved by securityholders – Option Plan	4,571,500	$8.61	2,652,072
Equity compensation plans not approved by securityholders	None	None	None
Total	4,571,500	$8.61	2,652,072

Option Plan

General Information

Paramount’s Option Plan was approved by the Board at a meeting held on November 30, 2000, and by Shareholders at the annual and special meeting of Shareholders held on June 14, 2001.  The Option Plan enables Paramount's Board or Compensation Committee to grant to key employees, officers and non-management directors options to acquire Common Shares.

Under the terms of the Option Plan, the number of Common Shares reserved for issuance cannot exceed 10% of the issued and outstanding Common Shares from time to time.  The maximum number of Common Shares that may be reserved for issuance to insiders pursuant to options granted under the Option Plan and any other share based compensation arrangement, in the aggregate and within any one-year period, is 10% of the outstanding Common Shares.  The maximum number of Common Shares that may be issued to any one insider (and such insider's associates) under the Option Plan and any other share based compensation arrangement within a one-year period is 5% of the outstanding Common Shares.

Exercise Provisions

The exercise price of an option cannot be less than the closing market price of the Common Shares on the TSX on the trading day preceding the date of grant.  To exercise, optionholders may either exercise their options for Common Shares or, if the Corporation concurs, surrender their options for a cash payment in an amount equal to the positive difference, if any, between the market price and the exercise price of the number of Common Shares in respect of which the options are surrendered.  Upon the surrender of options, the right to the underlying Common Shares is forfeited.  No financial assistance is provided by Paramount to optionholders to facilitate the exercise of options.  Options may be exercised only by the optionholder and are not be assignable, except on death.

Option Vesting and Term

The Option Plan provides that options grants can be made for a term not exceeding ten years from the date of the grant.  All currently outstanding options terminate no later than 2015. All the options currently outstanding under the Option Plan have 5 or 6 year terms with the expiry date being the date which is the last day of the month 6 months after the final vesting date.

Termination of Rights

The Option Plan provides that in the event an optionholder ceases to be employed with, or ceases to be a director of, Paramount for any reason, other than death, the optionholder shall have sixty days from the date of such termination, or such shorter or longer period (not to exceed three years), as may be otherwise determined by the Board and specified in an option agreement to exercise his or her then remaining vested number of options.

Adjustments

Options may be adjusted in the sole discretion of the Board as a result of a reorganization, merger or dissolution of Paramount or a sale of all or substantially all of Paramount’s assets or in the event of a subdivision or consolidation of the Common Shares.

Change of Control, Sale or Takeover Bid

A change of control is defined in the Option Plan as (i) Paramount entering into an agreement resulting in a person or persons acquiring more than 50% of the Paramount’s then outstanding Common Shares; (ii) the passing of a resolution by the Board or Shareholders to substantially liquidate or wind up the business or significantly rearrange Paramount’s affairs; or (iii) a change to the majority of the Board at a meeting in which the election of directors is contested.  In the event of a change of control, a sale by the Corporation of all or substantially all of its assets or an offer being made for all of the Corporation’s Common Shares, the Board, in their sole discretion, may accelerate the vesting of any outstanding options so that all unvested options vest and become exercisable.

Amendment

The Option Plan may be amended, suspended or discontinued by the Board at any time provided that no such amendment may adversely alter or impair any option previously granted without the consent of the holder thereof.  Any amendment to the Option Plan is subject to any required approval of the TSX and Shareholders. However, amendments relating to the following matters may be approved by the Board without the approval of Shareholders, provided that such amendments do not contravene the requirements of the TSX or applicable securities law:  (i) altering, extending or accelerating the terms of vesting applicable to any options or group of options; ii) changing the termination provisions of any options, provided that the change does not entail an extension beyond the original expiry date of such options; (iii) accelerating the expiry date of options; (iv) determining the adjustment provisions pursuant to the Option Plan; (v) amending the definitions in the Option Plan and other amendments of a “housekeeping” nature; and (vi) amending or modifying the mechanics of exercise of options.

As at March 10, 2010, there were options to acquire 4,283,700 Common Shares outstanding under the Option Plan, representing approximately 5.9% of the total number of outstanding Common Shares as at such date.

SIP

General Information

Paramount’s SIP awards grant to eligible employees rights to Common Shares, referred to as share units.  The share units vest over time except for grants to the CEO and President which vest immediately.  Any permanent, full-time employee or officer of Paramount who is designated in writing as an eligible employee by the CEO may participate in the SIP.  The SIP awards are granted annually at the discretion of the CEO and subject to corporate and individual targets being met.  Typically awards will be calculated in February or March following the completion of the previous fiscal year and are granted to eligible employees in April.

Common Shares used in the SIP are acquired through the facilities of the TSX by a third-party custodian.  Neither Paramount, the Board, the Compensation Committee nor the CEO has any direct or indirect control over the time, price, amount or manner of such purchases of Common Shares or the choice of broker through which purchases are to be made.

Termination of Rights

If an employee ceases to be an employee of Paramount for any other reason, other than death, all outstanding unvested share units held by that employee terminate, unless the CEO determines otherwise.  In the event of a death of an employee, all outstanding unvested share units vest immediately.

Change of Control or Sale

The definition of a change of control under the SIP is the same as that under the Option Plan.  In the event of a change of control or a sale by the Corporation of all or substantially all of its assets, the CEO may determine, in his sole discretion, to accelerate the vesting of all unvested share units held by employees.

Adjustments

In the event of (i) any change in the Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise, (ii) that any rights are granted to Shareholders to purchase Common Shares at prices substantially below fair market value; or of (iii) dividends or distributions, then the Board or the Compensation Committee may make such adjustments to the SIP and to any awards outstanding as they in their sole discretion consider appropriate.

Amendment

The SIP is administered by the CEO on behalf of the Board.  The CEO has the sole and absolute discretion to interpret and administer the SIP, establish, amend and rescind any rules and regulations relating to the SIP and make any other determinations that the CEO deems necessary or desirable for the administration of the SIP, including correcting any defect, omission or inconsistency.

The Board and the Compensation Committee may from time to time revise or amend the terms of the SIP should business circumstances warrant.  The Board and the Compensation Committee also have the discretion to terminate the SIP at any time.  If the SIP is terminated, the provisions of the SIP in force at the time will continue in effect as long as any awards of share units remain unvested. Any amendment to the SIP take effect only with respect to awards granted after the date of such amendment, provided that the amendment may apply to any outstanding awards with the mutual consent of Paramount and the holders of such awards.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Messrs. Clayton Riddell and James Riddell do not have written employment contracts.  Messrs. Lee, Purdy and Shier have employment letter agreements; however, Messrs. Lee and Purdy’s, letter agreements do not contain any provisions dealing with termination, retirement, resignation or a change of control.  Accordingly, all rights or entitlements of Messrs. Riddell, Riddell, Lee and Purdy with respect to termination, retirement, resignation or a change of control are, in the case of severance rights governed by the common law, and in the case of their SIP awards and option grants governed by the applicable provisions of the SIP and Option Plan.  As discussed above, Paramount’s SIP and Option Plan provide that upon a change of control, a sale by the Corporation of all or substantially all of its assets or an offer being made for all of the Corporation’s Common Shares the vesting of all unvested SIP share rights and options may be accelerated in the sole discretion of the CEO (in the case of the SIP) or the Board (in the case of the Option Plan).

Mr. Shier’s employment letter specifies that if his employment is terminated without cause, he is entitled to receive a severance amount equal to two times his annual salary plus all outstanding vacation pay to the date of termination.  In addition, upon a termination without cause: (i) Mr. Shier’s unvested options which are scheduled to vest during the 24 months following the date of termination, immediately vest and become exercisable; and (ii) his unvested SIP awards also vest.  Mr. Shier otherwise has the same rights and entitlements as Messrs. Riddell, Riddell, Lee and Purdy.  Based on Mr. Shier’s 2009 base salary, bonus, and option award, the table below sets out an estimated aggregate amount that he would have been entitled to if he had been terminated without cause on December 31, 2009.

	Severance	Option Benefits	SIP Benefits	Total
Mitchell Shier	$507,552	$455,400	Nil	$962,952

DIRECTOR COMPENSATION

Director Compensation Table

The following table provides a summary of compensation earned by the non-management directors of Paramount.

Name (a)	Year	Fees earned ($) (b)	Option-based awards ($)(1) (d)	Total Compensation(2) ($) (h)
John Gorman	2009 2008	32,000 25,000	33,421 68,880	62,421 93,880
Dirk Jungé	2009 2008	26,000 17,000	33,421 68,880	59,421 85,880
David Knott	2009 2008	24,000 14,000	33,421 68,880	57,421 82,880
Wallace MacInnes	2009 2008	34,000 28,000	33,421 68,880	67,421 96,880
Violet Riddell	2009 2008	20,000 14,000	33,421 68,880	53,421 82,880
Susan Riddell Rose	2009 2008	19,000 14,000	33,421 68,880	52,421 82,880
John Roy	2009 2008	50,000 42,000	33,421 68,880	83,421 110,880
Alistair Thomson	2009 2008	27,000 19,000	33,421 68,880	60,421 87,880
Bernhard Wylie	2009 2008	27,000 21,000	33,421 68,880	60,421 89,880

Note:

(1)

The grant date fair value for the 2009 option-based awards is calculated using a Black-Scholes model in accordance with CICA Handbook Section 3870.  Paramount uses the intrinsic value method of accounting for option-based awards in its financial statements.

(2)

Columns “c” (Share-based awards), “e” (Non-equity incentive plan compensation), “f” (Pension value) and “g” (All other compensation), as defined in Form 51-102F6, have been omitted from the Director Compensation Table above.  Column “c” has been omitted because directors do not receive share-based awards.  Column “e” has been omitted because Paramount did not award any non-equity incentive plan compensation to non-management directors in 2008 or in 2009.  Column “f” has been omitted because Paramount does not have a pension plan.  Finally, column “g” has been omitted because no other amounts, as defined in 51-102F6, were paid or payable to Paramount’s non-management directors in 2008 or in 2009.

Narrative Discussion Related to Director Compensation

Fees Earned

The figures in the column entitled “Fees earned” in the Director Compensation Table set out the fees earned by each non-management director.  It includes an honorarium as well as meeting, chair and committee fees.  Each non-management director is entitled to a fee of $1,000 for each meeting of the Board or committee of the Board attended, for each Shareholders' meeting attended and for attendance to sign resolutions from time to time.  During the most recently completed financial year the cash compensation paid to each non-management director included an annual honorarium of $10,000.  Non-management committee chairs received an additional annual honorarium of $5,000, and the Lead Director received an additional annual honorarium of $10,000.  The aggregate cash compensation paid to the nine non-management directors in the last completed fiscal year was $259,000.

Messrs. Jungé and Knott are also directors of a United States subsidiary of Paramount and as a result, their compensation total includes amounts paid to them in that capacity.  They are entitled to a fee of $1,000 for each Board meeting, Shareholder meeting or attendance to sign resolutions with respect to that subsidiary.  In 2009, these fees amounted to $3,000 for each of Messrs. Jungé and Knott.  The fees for the remaining non-management directors are with respect to Paramount only.

Option-based Awards

Paramount granted options to its non-management directors in December 2009 at the same time as the grant to NEOs.  The grant date fair value of the December 2009 grant has been included in the above table.

Outstanding Share-based Awards and Option-based Awards

The following table summarizes the outstanding share-based awards and option-based awards for non-management directors at the end of the most recently completed financial year.

	Option-based Awards				Share-based Awards
Name (a)	# of securities underlying unexercised options (#) (b)	Option exercise price ($) (c)	Option expiration date (d)	Value of unexercised in-the-money options(1) ($) (e)	Number of unvested shares (#) (f)	Market or payout value of unvested share-based awards ($) (g)
John Gorman	5,000 21,000	13.20 7.34	April 30, 2015 April 30, 2014	7,500 154,560	N/A N/A	N/A N/A
Dirk Jungé	5,000 21,000	13.20 7.34	April 30, 2015 April 30, 2014	7,500 154,560	N/A N/A	N/A N/A
David Knott	5,000 21,000	13.20 7.34	April 30, 2015 April 30, 2014	7,500 154,560	N/A N/A	N/A N/A
Wallace MacInnes	5,000 21,000	13.20 7.34	April 30, 2015 April 30, 2014	7,500 154,560	N/A N/A	N/A N/A
Violet Riddell	5,000 21,000	13.20 7.34	April 30, 2015 April 30, 2014	7,500 154,560	N/A N/A	N/A N/A
Susan Riddell Rose	5,000 21,000	13.20 7.34	April 30, 2015 April 30, 2014	7,500 154,560	N/A N/A	N/A N/A
John Roy	5,000 21,000	13.20 7.34	April 30, 2015 April 30, 2014	7,500 154,560	N/A N/A	N/A N/A
Alistair Thomson	5,000 21,000	13.20 7.34	April 30, 2015 April 30, 2014	7,500 154,560	N/A N/A	N/A N/A
Bernhard Wylie	5,000 21,000	13.20 7.34	April 30, 2015 April 30, 2014	7,500 154,560	N/A N/A	N/A N/A

Note:

(1)

Based on the closing trading price of Common Shares of $14.70 as of December 31, 2009 and in respect of all vested and unvested options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table shows the Paramount options and SIP grants for non-management directors that vested during the most recently completed financial year.

Name (a)	Option-based awards – Value vested during the year(1) ($) (b)	Share-based Awards – Value vested during the year ($) (c)	Non-equity incentive plan compensation – Value earned during the year ($) (d)
John Gorman	25,235	N/A	N/A
Dirk Jungé	25,235	N/A	N/A
Dirk Knott	25,235	N/A	N/A
Wallace MacInnes	25,235	N/A	N/A
Violet Riddell	25,235	N/A	N/A
Susan Riddell Rose	25,235	N/A	N/A
John Roy	25,235	N/A	N/A
Alistair Thomson	25,235	N/A	N/A
Bernhard Wylie	25,235	N/A	N/A

Note:

(1)

On the vesting date of October 19, 2009, the closing trading price of Common Shares was $14.55.

CORPORATE GOVERNANCE

The Corporate Governance Committee is presently comprised of John Roy (Chair and Lead Director), John Gorman, Dirk Jungé, Wallace MacInnes and Alistair Thomson.  All members are unrelated, independent and non-management directors as defined by applicable securities laws.

In developing its approach to governance, the Committee has given consideration to applicable legislation, Paramount’s by-laws, Paramount’s organization, structure and ownership as well as to existing policies reflecting Paramount’s values.

The Committee has been diligent in its review of all current and proposed regulatory requirements and, in respect thereof, continues to monitor and update Paramount’s corporate governance practices.  In this regard, reference should be made to the disclosure below and to the Board's mandate which is set out in Schedule “A” to this Information Circular.

Statement of Corporate Governance Practices

Board of Directors

a.

Disclose the identity of directors who are independent.

John Gorman, Dirk Jungé, David Knott, John Roy, Alistair Thomson and Thomas Claugus (director nominee) are independent as that term is defined in section 1.4 of National Instrument 52-110 Audit Committees (“NI 52-110”).  John Gorman, John Roy and Alistair Thomson, all of the current members of the Audit Committee, are also independent as that term is defined in section 1.5 of MI 52-110.

b.

Disclose the identity of directors who are not independent, and describe the basis for that determination.

Clayton Riddell, James Riddell, Violet Riddell, Susan Riddell Rose and Bernhard Wylie are not independent. Clayton Riddell and James Riddell are not independent because they also members of Management.  Bernhard Wylie provides consulting services to Paramount from time to time and accordingly there exists a material business relationship with the Corporation.  Violet Riddell and Susan Riddell Rose have a familial relationship with the CEO and the President of the Corporation.

c.

Disclose whether or not a majority of directors is independent.  If a majority of directors is not independent, describe what the Board of Directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

A majority of the directors are independent.

d.

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Outside directorships are disclosed under the section “Nominees for Election to the Board of Directors.”

e.     Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.  If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

The current Corporate Governance Committee is composed entirely of independent directors.  The Corporate Governance Committee meets semi-annually.  Non-independent directors and members of Management are not in attendance at these meetings.  The Corporate Governance Committee also meets on an ad hoc basis where circumstances warrant.

In the 2009 financial year there were three meetings of the independent directors at which non-independent directors and members of Management were not in attendance.

f.

Disclose whether or not the chair of the Board is an independent director.  If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

Clayton Riddell is the Chairman of the Board of Paramount and he is not an independent director.  The Board has appointed Mr. John Roy as Lead Director and Mr. Roy is an independent director.  The responsibilities of the Lead Director include the following:

▪

Ensure that the Board has adequate resources, especially by way of full, timely and relevant information to support its decision-making requirements.

▪

Assist and provide input to the Chairman on preparation of agendas for Board meetings as required.

▪

Consult with the Chairman and the Board on the effectiveness of Board committees.

▪

Ensure that independent directors have adequate opportunities to meet to discuss issues without Management present.

▪

Chair Board meetings when the Chairman and President are not in attendance.

▪

Ensure delegated committee functions are carried out and reported to the Board, for example, the CEO performance assessment, CEO and Board succession planning, and strategic planning.

▪

Act as a liaison between the Board and Management.

g.

Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.

The attendance of each director for all Board and Committee meetings is disclosed under the section “Nominees for Election to the Board of Directors.”

Board Mandate

a.     Disclose the text of the Board’s written mandate.  If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The complete text of the mandate of the Board follows this section of the circular.

Position Descriptions

a.     Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee.  If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

Written position descriptions have been developed for the Chairman of the Board and for the Chair of each Board committee as well as for the CEO, Chief Financial Officer, and President.

b.     Disclose whether or not the Board and CEO have developed a written position description for the CEO.  If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

A written position description has been developed for the CEO by the Corporate Governance Committee of the Board.

Orientation and Continuing Education

a.     Briefly describe what measures the Board takes to orient new directors regarding the role of the Board, its committees and its directors, and the nature and operation of the issuer’s business.

A Corporate Governance Manual was developed which provides for a directors’ education program designed to assist new and existing Board members in understanding the role of the Board, its committees and the contribution individual Board members are expected to make.  New directors will be made aware of the nature and operation of the business through interviews with the Chair, other directors and Management during which they are briefed on Paramount and its business.

b.     Briefly describe what measures, if any, the Board takes to provide continuing education for its directors.  If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Information on courses pertaining to corporate governance is circulated to Board members. Additionally, the Corporate Governance Committee meets semi-annually to discuss topical issues and to review and update the Corporate Governance Manual.  The Corporate Governance Committee then reports back to the Board and, where required, obtain Board approvals to revise corporate governance policies/mandates.

Ethical Business Conduct

a.     Disclose whether or not the Board has adopted a written code for the directors, officers and employees.  If the Board has adopted a written code:

▪

disclose how a person or company may obtain a copy of the code;

▪

describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and

▪

provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board has adopted a written Code of Business Conduct for all directors, officers, employees and consultants. There is also a written Code of Ethics for the CEO, President, CFO and senior financial supervisors.  In addition, each director has a copy of the Corporate Governance Manual which sets out a standard of conduct expected of directors as does the Disclosure and Insider Trading Policy.  The Board has also adopted a Whistleblower Policy.

The Code of Business Conduct, the Disclosure and Insider Trading Policy and the Whistleblower Policy are available to officers, employees and consultants on Paramount’s intranet site.  Additionally, the Code of Ethics, the Code of Business Conduct and the Whistleblower Policy are available on the Corporation’s website http://www.paramountres.com.  The Code of Ethics and the Code of Business Conduct are also filed on SEDAR.  Lastly, should anyone wish a hard copy of any of these policies, they may be obtained on request from the Corporate Secretary at 4700 – 888 Third Street S.W., Calgary, Alberta T2P 5C5.

Compliance is monitored by the Board receiving, annually, certificates from Paramount’s officers confirming their compliance with the Code of Business Conduct.  Prior to such certification being given, each employee and consultant will have received a memo from Management or Human Resources reiterating the need to comply with the Code of Business Conduct and reminding them that the Whistleblower Policy facilitates anonymous disclosure of any breach.  In addition, the CEO, President, CFO and senior financial supervisors certify their compliance with the Code of Ethics on an annual basis.

No material change reports have been filed by Paramount during the 2009 financial year relating to a director’s or executive officer’s departure from either the Code of Business Conduct or the Code of Ethics.

b.    Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Directors must disclose all interests and relationships of which the director is aware which may give rise to a conflict of interest.  Directors are also required to disclose any actual or potential personal interest in a matter on which the Board is making a decision and withdraw from the deliberations.

c.    Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

All directors, officers, employees and consultants are provided with a copy of the Code of Business Conduct which stresses that directors, officers, employees and consultants are expected and required to adhere to the highest ethical standards.  Directors, employees and consultants are reminded of their obligation to review and comply with the provisions of the Code of Business Conduct regularly.  Officers certify that they understand the content and consequences of the Code of Business Conduct annually.

Nomination of Directors

a.     Describe the process by which the Board identifies new candidates for Board nomination.

The Corporate Governance Committee is responsible for identifying new candidates for nomination to the Board and recommending them to the Board when appropriate.  Upon there being a vacancy on the Board or a determination being made that the Board should be expanded, the Corporate Governance Committee meets to review whether there were particular competencies needed by the Board and to set forth criteria in the selection process.  The Committee would also determine whether any of the members were aware of individuals who might be considered and would also review the advisability of securing independent consultants to assist in the search.  Once a suitable slate of candidates is identified, the Committee would with the Chairman or other directors for input, after which time, the slate would be presented to the Board.

b.    Disclose whether or not the Board has a nominating committee composed entirely of independent directors.  If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

The Corporate Governance Committee is composed entirely of independent directors and is charged with identifying new candidates for nomination to the Board.

c.    If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Corporate Governance Committee is responsible for considering the appropriate size of the Board, establishing the criteria for Board membership, assessing the competencies and skills of each existing director and any new nominees with a view to achieving competencies and skills that the Board as a whole should possess, proposing candidates for election or re-election and ensuring there is an orientation program in place for new Board members and a continuing education program in place for all directors.

Compensation

a.     Describe the process by which the Board determines the compensation for the issuer’s directors and officers.

The Corporate Governance Committee periodically reviews the adequacy and form of compensation of directors to ensure that the level of compensation reflects the responsibilities and risks involved in being an effective director and reports and makes recommendations to the Board accordingly.

The Compensation Committee recommends to the Board the annual salary, bonus and other benefits, direct and indirect, of the CEO and approves the compensation for all other designated officers after considering the recommendations of the CEO, all within the compensation policies and general human resources policies and guidelines concerning employee compensation and benefits approved by the Board.

b.    Disclose whether or not the Board has a compensation committee composed entirely of independent directors.  If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Board has a Compensation Committee which is composed of two independent members and one member who is not independent.  John Roy, the Lead Director, is a member of the Compensation Committee.  Paramount participates in the annual Mercer Survey conducted by independent consultants encompassing, among other things, executive compensation.  The Mercer Survey examines the salary, benefits and other incentive programs in effect with other oil and gas companies operating in Canada.

c.     If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Compensation Committee ensures that Paramount has programs in place to attract and develop management of the highest caliber and to ensure orderly succession of management; implements and administers compensation and general human resource policies and guidelines concerning executive compensation, contracts, stock option and other incentive plans, and proposed personnel changes involving officers reporting to the CEO; reviews the Corporation’s policies and programs relating to benefits; receives the CEOs recommendations relating to annual compensation policies and budgets for all employees; reviews the Corporation’s compensation policies and overall labour relations strategy; makes regular reports to the Board on the Committee’s activities and findings; and develops a calendar of activities to be undertaken by the Committee for each ensuing year which is submitted to the Board annually.

d.    If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

No compensation consultant or advisor has, at any time since the beginning of the 2009 financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, however, with respect to compensation matters, Paramount participates in and utilizes the Mercer Survey.

Other Board Committees

a.     If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

As discussed previously, the Board has a Corporate Governance Committee whose mandate, among other things, encompasses the nomination of new candidates for directors.  The Board’s other standing committee is the Environmental, Health and Safety Committee.  This Committee’s purpose is to review and monitor the environmental and employee health and safety policies and activities of Paramount and its subsidiaries.

In addition, the Audit Committee is responsible for, among other things, reviewing Paramount’s procedures relating to the disclosure of information with respect to oil and gas activities, including its procedures for complying with the requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.  The Audit Committee also reviews the appointment of the independent engineering firm responsible for evaluating reserves and reviews the reserves data and the report of the reserves evaluator prior to making recommendations to the Board with respect thereto.

Assessments

a.     Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.

The Board is responsible for making regular assessments of its effectiveness as well as the effectiveness and contribution of each Board committee and each individual director.  The Corporate Governance Committee establishes and administers a process (including a review by the full Board and discussion with Management) for assessing the effectiveness of the Board as a whole and the Board committees.  A Board assessment and evaluation questionnaire is included in the Corporate Governance Manual and each director, as part of the overall assessment process, will complete a questionnaire on an annual basis.

In addition, each Board committee conducts an annual review and assessment of its performance, including compliance with its charter and its role, duties and responsibilities and submits a report to the Board for consideration and recommendations.

Schedule “A”

Board of Directors’ Mandate

The Board of Directors’ Mandate was adopted by the Board on May 19, 2005.  The Mandate is set out in its entirety below.

Introduction

The Board of Directors (the “Board”) has the responsibility for the overall stewardship of the conduct of the business of the Corporation and the activities of management, which is responsible for the day-to-day conduct of the business.  The Board's fundamental objectives are to enhance and preserve long-term Shareholder value, to ensure the Corporation meets its obligations on an ongoing basis and that the Corporation operates in a reliable and safe manner.  In performing its functions, the Board should also consider the legitimate interests its other stakeholders such as employees, customers and communities may have in the Corporation.  In overseeing the conduct of the business, the Board, through the Chief Executive Officer, shall set the standards of conduct for the Corporation.

Procedures and Organization

The Board operates by delegating certain of its powers to management and by reserving certain powers to itself.  The Board retains the responsibility for managing its own affairs including selecting its Chair, nominating candidates for election to the Board, constituting committees of the Board and determining Director compensation.  Subject to the Articles and By-Laws of the Corporation and the Business Corporations Act, Alberta (the “Act”), the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

Duties and Responsibilities

The Board's principal duties and responsibilities fall into a number of categories which are outlined below.

1.

Legal Requirements

(a)

The Board has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained;

(b)

The Board has the statutory responsibility to:

(i)

manage the business and affairs of the Corporation;

(ii)

act honestly and in good faith with a view to the best interests of the Corporation;

(iii)

exercise the care, diligence and skill that reasonable, prudent people would exercise in comparable circumstances; and

(iv)

act in accordance with its obligations contained in the Business Corporations Act, Alberta and the regulations thereto, the Corporation's Articles and By-Laws, securities legislation of each province and territory of Canada, and other relevant legislation and regulations;

(c)

The Board has the statutory responsibility for considering the following matters as a full Board which in law may not be delegated to management or to a committee of the Board:

(i)

any submission to the shareholders of a question or matter requiring the approval of the shareholders;

(ii)

the filling of a vacancy among the directors or in the office of auditor;

(iii)

the issuance of securities;

(iv)

the declaration of dividends;

(v)

the purchase, redemption or any other form of acquisition of shares issued by the Corporation;

(vi)

the payment of a commission to any person in consideration of his/her purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(vii)

the approval of management proxy circulars;

(viii)

the approval of the annual financial statements of the Corporation, MD&A and AIF; and

(ix)

the adoption, amendment or repeal of By-Laws of the Corporation.

2.

Independence

The Board has the responsibility to ensure that appropriate structures and procedures are in place to facilitate the Board to function independently of management.  In this regard, the Board shall consist of a majority of “independent directors”i, as that term is defined in Section 1.4 of Multilateral Instrument 52-110, Audit Committee or such guidelines as may hereafter replace the same.  The independent board members should hold separate, regularly scheduled meetings at which members of management are not in attendance.  In as much as the chair of the Board of Paramount Resources Ltd. is not independent, an independent director has been appointed as “lead director.”

3.

Strategy Determination

The Board has the responsibility to ensure there are long-term goals and a strategic planning process in place for the Corporation and to participate with management directly or through its committees in developing and approving, as required, the mission of the business of the Corporation and the strategic plan by which it proposes to achieve its goals, which strategic plan takes into account, among other things, the opportunities and risks of the Corporation’s business.

4.

Managing Risk

The Board has the responsibility to understand the principal risks of the business in which the Corporation is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that there are appropriate systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

5.

Division of Responsibilities

The Board has the responsibility to:

(a)

appoint and delegate responsibilities to committees where appropriate to do so; and

(b)

develop position descriptions for:

(i)

the Chair of the Board;

(ii)

the lead director;

(iii)

the Chief Executive Officer;

(iv)

the President and Chief Operating Officer; and

(v)

the Chief Financial Officer.

6.

Appointment, Training and Monitoring Senior Management

The Board has the responsibility to:

(a)

appoint the Chief Executive Officer, to monitor and assess the Chief Executive Officer’s performance, to determine and approve the Chief Executive Officer’s compensation, and to provide advice and counsel in the execution of the Chief Executive Officer’s duties;

(b)

approve the appointment and remuneration of all other designated corporate officers, acting upon the advice of the Chief Executive Officer;

(c)

the extent feasible, to satisfy itself as to the integrity of the Chief Executive Officer and other corporate officers and that the Chief Executive Officer and other corporate officers create a culture of integrity throughout the organization;

(d)

ensure that adequate provision has been made to train and develop management and for the orderly succession of management; and

(e)

ensure that management is aware of the Board’s expectations of management.

7.

Policies, Procedures and Compliance

The Board has the responsibility to:

(a)

ensure that the Corporation operates at all times within applicable laws and regulations and to the highest ethical and moral standards;

(b)

approve and monitor compliance with significant policies and procedures by which the Corporation is operated;

(c)

ensure the Corporation sets high environmental standards in its operations and is in compliance with environmental laws and legislation; and

(d)

ensure the Corporation has in place appropriate programs and policies for the health and safety of its employees in the workplace.

8.

Reporting and Communication

The Board has the responsibility to:

(a)

ensure the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other stakeholders and the public generally;

(b)

ensure that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(c)

ensure that the financial results are reported fairly and in accordance with generally accepted accounting standards;

(d)

ensure the timely reporting of any other developments that have a significant and material impact on the value of the Corporation; and

(e)

report annually to shareholders on its stewardship of the affairs of the Corporation for the preceding year; and

(f)

develop appropriate measures for receiving shareholder feedback.

9.

Monitoring and Acting

The Board has the responsibility to:

(a)

monitor the Corporation's progress towards it goals and objectives and to revise and alter its direction through management in response to changing circumstances;

(b)

take action when performance falls short of its goals and objectives or when other special circumstances warrant;

(c)

ensure that the Corporation has implemented adequate internal control and management information systems which ensure the effective discharge of its responsibilities; and

(d)

make regular assessments of the Board’s effectiveness, as well as the effectiveness and contribution of each Board Committee.  This responsibility has been delegated to the Corporate Governance Committee working in conjunction with the Chairman of the Board.\

1Definitions have been omitted.